UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2019

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from            to

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway,
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Scholastic Corporation 401(k) Savings and Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Scholastic Corporation 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at year end) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 1988.
New York, NY
June 25, 2020

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Amounts in thousands)

	December 31,
	2019	2018
ASSETS
Investments, at fair value	$522,576	$433,687

Receivables
Notes receivable from participants	$8,297	$8,232
Total receivables	$8,297	$8,232

Total assets	$530,873	$441,919

LIABILITIES
Accrued expenses	$46	$53
Total liabilities	$46	$53

Net assets available for benefits	$530,827	$441,866

See accompanying notes

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Amounts in thousands)

Year ended
December 31, 2019
Additions:
Interest and dividend income	$6,683
Net increase in fair value of investments	88,778
Total investment gains, net	$95,461

Contributions:
Participants	$22,967
Employer match, net of forfeitures	7,133
Rollovers	1,644
Total contributions	$31,744

Net additions	$127,205

Deductions:
Distributions to participants	$(37,685)
Fees	(559)
Total deductions	$(38,244)

Net increase	$88,961

Net assets available for benefits:
Beginning of year	441,866

End of year	$530,827

See accompanying notes

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 2014 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company (collectively the "Committee"). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan. Investment products offered during the plan years ended December 31, 2019 and 2018 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by the Vanguard Group, Inc., Fidelity Investments and several other mutual fund companies. The Plan is an employer plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan’s fiscal year (“Plan Year”) is the twelve-months ended December 31. This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan’s documents for a more complete description of the Plan’s provisions, copies of which are available from the Company.

ELIGIBILITY

Employees eligible to enroll in the Plan primarily include all employees of the Company's domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”), except those employees that the Company has designated as temporary employees, who become eligible after a six month period of service. Eligible Employees may enroll in the Plan on any business day after which he or she has become eligible to participate in the Plan. After 90 days of employment, Eligible Employees, who have not otherwise elected to enroll in the Plan, are automatically enrolled at a 3% contribution rate, as soon as administratively feasible, and for those Participants whose pre-tax contribution deferral rate is less than 6% the Plan provides for automatic subsequent pre-tax contribution increases of 1% each calendar year on October 1. The Plan permits Eligible Employees to opt-out of the automatic enrollment program and the automatic contribution increase provisions of the Plan.

PARTICIPANT CONTRIBUTIONS

As approved by the Human Resources and Compensation Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax compensation dollars (“Compensation Contributions”), provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code for a maximum of Compensation Contributions of $19,000 per Participant for the Plan Year ended December 31, 2019. Eligible Employees whose Compensation is in excess of $120,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $19,000 for the Plan Year ended December 31, 2019. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

Catch-up Contributions: All Participants who are at least age 50 or who will reach age 50 during the calendar year have the option to make additional pre-tax contributions of up to $6,000.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an eligible rollover plan that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation (“Matching Contributions”). The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions for each payroll period. For the Plan Year ended December 31, 2019, the Company contributed an amount equal to 50% of a Participant’s pre-tax contributions, up to a maximum of 6% of the Participant’s annual Compensation. Catch-up contributions are not eligible for Company Matching Contributions. Total Participant Plan contributions, including Matching Contributions, are, subject to the requirements of the Code, limited to the lesser of 100% of the Participant’s Compensation, or $55,000. Catch-up contributions are not counted towards this limit.

VESTING

Participants are immediately vested in their pre-tax and after-tax Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

FORFEITURES

Upon termination of employment, Participants forfeit their unvested Matching Contributions balance. Forfeitures by Participants of unvested Matching Contributions (“Forfeitures”) are used to offset Matching Contributions for other Participants and to pay for Plan expenses. For the Plan Year ended December 31, 2019, Matching Contributions were reduced by approximately $851,000, primarily from Forfeitures. Plan level expenses for recordkeeping and investment advisory services of approximately $186,000 for the Plan Year ended December 31, 2019 were paid primarily from Forfeitures. At December 31, 2019 and December 31, 2018, there were Forfeitures of approximately $31,000 and approximately $56,000, respectively, available to reduce future Matching Contributions and pay Plan expenses.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement at the Participant’s election. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. At December 31, 2019 and 2018, all withdrawals requested by Participants had been paid.

In the event of a hardship, once each Plan Year, a Participant may withdraw during employment such portion of his or her account needed to meet such hardship. In addition, once each Plan Year, a Participant may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan outstanding for the purchase of a principal residence or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Upon termination, outstanding loan balances that are not repaid by the Participant are treated as a taxable distribution to the Participant.

The Internal Revenue Service (the "IRS") issued regulations on changes to the hardship withdrawal rules based on changes made by the Bipartisan Budget Act of 2018. The Plan's hardship withdrawal rules were amended on December 10, 2019, for withdrawals that are deemed to be made on account of an immediate and heavy financial need. The changes include:

•	participants are not required to take Plan loans before receiving a hardship withdrawal,

•
the list of distributions deemed to be made on account of an immediate and heavy financial need include a new Federal Emergency Management Agency (FEMA) disaster category and the expansion of the definition of casualty losses,

•	for hardship withdrawals taken after January 1, 2020 the six month suspension of contributions is eliminated, and

•
the sources of funds available for hardship withdrawals will include earnings on elective deferrals (Participant Compensation Contributions), qualified non-elective contributions (Employer Contributions) and earnings on qualified non-elective contributions regardless of when contributed or earned.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid from investor assets and are, therefore, netted in realized and unrealized appreciation in fair value of investments in the statement of changes in net assets available for benefits. Plan level expenses are paid for by the Company or the Participants.

COMPANY STOCK

The Plan offers Company Stock as an investment choice in the Plan. Dividends are paid and then reinvested in Company Stock.
Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”).

USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

PAYMENT OF BENEFITS

Benefits are recorded when distributed.

VALUATION OF INVESTMENTS

Mutual funds are valued at quoted market prices which are based on the Net Asset Value (the "NAV") of shares held. Collective investment trust funds held by the Plan are valued at their NAV which is based on the fair value of the underlying net assets. The Fidelity Managed Income Portfolio II fund, a pooled stable value fund (the "Stable Value Fund") is valued at NAV of shares held by the Plan at the reporting date. The Stable Value Fund is invested in fixed-income assets, futures contracts and swap agreements and cash equivalents, as well as entering into diversified wrap contracts issued by third parties to manage the investment's credit risk.

Investments in Company Stock are recorded at fair value with the closing price as quoted on The NASDAQ Stock Market LLC on the valuation date. Investments in the Fidelity Cash Reserves money market fund are reported at NAV of shares held which is based on quoted market prices.

Purchases and sales of investments are recorded at fair value on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis. The net increase included the Plan's gains and losses on investments bought and sold as well as held during the 2019 Plan Year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from Participants represent the Participant loans which are recorded at their unpaid principal balance. Interest income on notes receivable from Participants is recorded when it is earned. Related fees in connection with obtaining a loan are paid by Participants. No allowance for credit losses has been recorded as of December 31, 2019 or December 31, 2018. If a Participant ceases to make loan repayments and the Committee deems the Participant loan to be a distribution, the Participant loan balance is reduced to zero and a benefit payment is recorded.

3.	INVESTMENTS

Investments held by the Plan are valued at the NAV of shares held or at the closing price as quoted on The NASDAQ Stock Market LLC on the valuation date or based on quoted market prices (see Note 2).

A Collective investment trust fund is an investment vehicle similar to a mutual fund but is available only to qualified retirement plans, and uses a targeted maturity approach as a strategy to meet Participants’ objectives. The twelve Collective investment trust funds held by the Plan are invested in index funds, using a balanced asset allocation strategy designed for Participants planning to retire within a few years of the respective fund's target year. The Plan’s investments in the Collective investment trust funds are not subject to any withdrawal or redemption restrictions.

The Stable Value Fund is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The Stable Value Fund's ability to receive amounts due from certain of its investments in wrap agreements is dependent upon the issuers’ ability to meet their financial obligations. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV. Certain events may limit the ability of the Plan to transact at NAV with the issuer. The Stable Value Fund includes restrictions on liquidating the fund under certain circumstances, in which event it could take up to twelve months to liquidate the Plan’s holdings in that fund. The Committee, based upon information provided by the Trustee, does not believe that the Plan’s Participants would be subject to any event that would limit the Plan’s ability to transact at NAV.

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. US GAAP establishes a fair value hierarchy that requires a Plan sponsor to maximize the use of observable inputs when measuring fair value. The fair value hierarchy prioritizes the inputs, which refer to assumptions that market participants would use in pricing an asset or liability, based upon the highest and best use, into three levels as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 - Observable inputs other than unadjusted quoted prices in active markets for identical assets or liabilities, such as:

◦	Quoted prices for similar assets or liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in inactive markets

◦	Inputs other than quoted prices that are observable for the asset or liability

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 - Unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the Company to develop its own assumptions.

There have been no changes in the valuation methodologies used as of December 31, 2019 and 2018 (see Note 2).

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

The tables below set forth the Plan investments carried at fair value as of the dates indicated, in thousands:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Collective investment trust funds (1)	$265,564	$—	$—	$265,564
Mutual funds	217,044	—	—	217,044
Stable Value Fund (1)	31,663	—	—	31,663
Common Stock	8,305	—	—	8,305
Total assets at fair value	$522,576	$—	$—	$522,576

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Collective investment trust funds (1)	$216,327	$—	$—	$216,327
Mutual funds	178,452	—	—	178,452
Stable Value Fund (1)	30,262	—	—	30,262
Common Stock	8,646	—	—	8,646
Total assets at fair value	$433,687	$—	$—	$433,687

(1) The Collective investment trust funds and Stable Value Fund have been determined to have a readily determinable fair value, as defined in the Financial Accounting Standards Board authoritative guidance, and are considered Level 1 investments.

5.	TAX STATUS

The Plan received a favorable determination letter from the IRS dated October 29, 2014, covering amendments executed through January 3, 2014 and stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was further amended, and as amended, is required to operate in conformity with the Code in order to maintain its qualification. Any necessary steps to bring the Plan’s operations into compliance with the Code will be executed by the Plan administrator. The Committee believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Committee evaluates any potential uncertain tax positions taken by the Plan, and the financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Based on information provided to it, the Committee has concluded that there were no uncertain positions taken or expected to be taken as of December 31, 2019 and December 31, 2018. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are no IRS audits currently in progress for any Plan years.

6.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors of the Company, subject to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable and shall be distributed to the Participants.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the statements of net assets available for benefits.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018 (in thousands):

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$530,827	$441,866
Accrued expenses	46	53
Net assets available for benefits per Form 5500	$530,873	$441,919

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the Year ended December 31, 2019 (in thousands):

December 31, 2019
Changes in net assets available for benefits per the financial statements	$88,961
Change in accrued expenses	(7)
Changes in net assets available for benefits per Form 5500	$88,954

9.	PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by the Trustee and are considered parties-in-interest as well as related parties. All investment transactions with such parties-in-interest qualify as party-in-interest transactions and are exempt from the prohibited transactions rules. Fees incurred by the Plan for the investment management services, including administrative services, were approximately $559,000 for the Plan Year ended December 31, 2019. Plan level expenses for recordkeeping and investment advisory services paid from Forfeitures were approximately $186,000 for the Plan Year ended December 31, 2019.

At December 31, 2019 and 2018, the Plan had approximately $8,305,000 or 1.6%, and approximately $8,646,000 or 2.0%, respectively, of its total net assets invested in Company Stock.

10.	SUBSEQUENT EVENTS

PLAN AMENDMENTS

On December 10, 2019, the Plan was amended as follows:

•
Effective as of January 1, 2020, the Company will increase the highly compensated employee limit to 13% of compensation, by allowing Participants to defer 10% of compensation as pre-tax contributions (which will be able to be allocated between pre-tax contributions and after-tax contributions effective as of June l, 2020) and 3% of compensation as after-tax contributions.

•	Effective June 1, 2020, the Plan will add a Roth 401(k) investment option.

•	Starting June 1, 2020, current eligible employees who have previously opted out of the Plan will be re-enrolled at a 3% deferral rate, with future re-enrollments to occur triennially.

CORONAVIRUS DISEASE OUTBREAK

On January 30, 2020, the World Health Organization (the “WHO”) announced a public health emergency of international concern stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets. This disruption adversely affected, and may continue to adversely affect, the macro-economic environment and global economy. As a result, Plan investments have and will fluctuate in response to the changing market conditions. The amount of losses, if any, that will be recognized in subsequent periods, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

Supplemental Schedule

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
EIN #13-3385513 Plan #004
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

(Amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value
American Beacon	American Beacon Small Capital Value Fund Institutional	258.5	**	$6,290
American Funds	American Funds Washington Mutual Investors Fund R6	533.3	**	25,688
Fidelity*	Fidelity Management Income Portfolio Fund II	31,663.0	**	31,663
T. Rowe Price	T. Rowe Price Institutional Large Capital Core Growth	753.8	**	36,693
Vanguard	Vanguard Target Retirement Income Trust II	260.4	**	9,819
Vanguard	Vanguard Target Retirement Trust II 2015	280.3	**	10,142
Vanguard	Vanguard Target Retirement Trust II 2020	702.9	**	26,093
Vanguard	Vanguard Target Retirement Trust II 2025	1,291.5	**	48,316
Vanguard	Vanguard Target Retirement Trust II 2030	1,218.5	**	45,437
Vanguard	Vanguard Target Retirement Trust II 2035	1,103.2	**	41,932
Vanguard	Vanguard Target Retirement Trust II 2040	978.2	**	38,501
Vanguard	Vanguard Target Retirement Trust II 2045	509.5	**	20,230
Vanguard	Vanguard Target Retirement Trust II 2050	381.3	**	15,208
Vanguard	Vanguard Target Retirement Trust II 2055	127.3	**	6,800
Vanguard	Vanguard Target Retirement Trust II 2060	63.5	**	2,676
Vanguard	Vanguard Target Retirement Trust II 2065	15.8	**	410
Vanguard	Vanguard Total Bond Market Index Fund Institutional	1,749.1	**	19,328
Vanguard	Vanguard Institutional Index Fund	244.8	**	71,036
Vanguard	Vanguard Small-Cap Growth Index Fund Institutional	237.0	**	13,259
Vanguard	Vanguard Total International Stock Index Fund Institutional	138.7	**	16,569
Vanguard	Vanguard Mid-Cap Value Index Admiral	50.0	**	3,087
Vanguard	Vanguard Mid-Cap Growth Index Admiral	366.6	**	25,056
Scholastic Corporation*	Company Stock	215.9	**	8,305
Fidelity*	Fidelity Cash Reserves	37.7	**	38
Total investments at fair value				$522,576
Participant loans*	Prime + 0.5% Interest Rate; Repayment Terms: one to ten years	n/a	n/a	8,297
Total net assets available for benefits				$530,873

* Indicates party-in-interest to the Plan
** Not required as the investment is Participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

Date:	June 25, 2020	/s/ Gil A. Dickoff
Gil A. Dickoff
Senior Vice President and Treasurer

Exhibits/Index

Exhibit No.	Document
23.1	Consent of Independent Registered Public Accounting Firm